Aerial Resupply, LLC (the “Company”) a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Unaudited

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Initial Checking account (JUL21) (deleted)	34.96
NBKC CHECKING - 2595	7,382.79
Total Bank Accounts	**7,417.75**
Other Current Assets	
Channel Clearing Account	37.70
Payments to deposit	83.79
Total Other Current Assets	**121.49**
Total Current Assets	**7,539.24**
TOTAL ASSETS	**$7,539.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Visa CC - 2466	2,208.03
Total Credit Cards	**2,208.03**
Other Current Liabilities	
Virginia Department of Taxation Payable	36.80
Total Other Current Liabilities	**36.80**
Total Current Liabilities	**2,244.83**
Total Liabilities	**2,244.83**
Equity	
Owner's Equity	8,832.13
Retained Earnings	
Net Income	-3,537.72
Total Equity	**5,294.41**
TOTAL LIABILITIES AND EQUITY	**$7,539.24**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Initial Checking account (JUL21) (deleted)	34.96
NBKC CHECKING - 2595	22,824.19
QuickBooks Checking Account	53.16
Total Bank Accounts	**22,912.31**
Other Current Assets	
Channel Clearing Account	37.70
Shopify Clearing Account	2,041.37
Total Channel Clearing Account	**2,079.07**
Payments to deposit	2,942.13
Total Other Current Assets	**5,021.20**
Total Current Assets	**27,933.51**
TOTAL ASSETS	**$27,933.51**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BOA Mastercard - 6434	3,407.02
Chase Visa CC - 2466	4,343.31
Total Credit Cards	**7,750.33**
Other Current Liabilities	
Short-term business loans	5,071.49
Virginia Department of Taxation Payable	34.54
Total Other Current Liabilities	**5,106.03**
Total Current Liabilities	**12,856.36**
Total Liabilities	**12,856.36**
Equity	
Owner’s Equity	0.00
Owner’s Draw	-3,575.42
Owner’s Investments	40,332.13
Total Owner’s Equity	**36,756.71**
Retained Earnings	37.70
Net Income	-21,717.26
Total Equity	**15,077.15**
TOTAL LIABILITIES AND EQUITY	**$27,933.51**

Profit and Loss

January - December 2022

	Total
INCOME	
Channel Sales	
Amazon Sales	2,154.34
PayPal Sales	11,047.30
Shopify Sales	46,672.97
Total Channel Sales	**59,874.61**
Shipping Income	-4,957.69
Wholesale Sales	3,805.23
Total Income	**58,722.15**
COST OF GOODS SOLD	
COGS	
COGS - Coffee Costs	30,333.17
COGS - Packaging	685.83
Total COGS	**31,019.00**
Total Cost of Goods Sold	**31,019.00**
GROSS PROFIT	**27,703.15**
EXPENSES	
Advertising & Marketing	
Digital & TV Ads	9,194.13
Marketing Software & Apps	912.57
PR & Marketing Contractors	8,598.42
Promotional Items	8,573.85
SEO	3,257.90
Total Advertising & Marketing	**30,536.87**
Channel Subscription Fees	
Amazon Fees	152.96
PayPal Fees	641.24
Quickbooks Fees	1.85
Shopify Fees	4,648.77
Total Channel Subscription Fees	**5,444.82**
Dues and Subscriptions	330.00
Insurance	479.15
Legal & Professional Fees	
Accounting Fees	520.17
Legal Fees	8,903.75
Total Legal & Professional Fees	**9,423.92**
Office Expense	
Interest Expense	777.31
Office Supplies	1,349.81
Software & Apps	1,490.52

	Total
Total Office Expense	**3,617.64**
Total Expenses	**49,832.40**
NET OPERATING INCOME	**-22,129.25**
OTHER INCOME	
Credit Card Rewards	413.35
Total Other Income	**413.35**
OTHER EXPENSES	
Sales Tax Discount	1.36
Total Other Expenses	**1.36**
NET OTHER INCOME	**411.99**
NET INCOME	**$ -21,717.26**

Profit and Loss

January - December 2021

	Total
INCOME	
Channel Sales	
Shopify Sales	29.98
Total Channel Sales	**29.98**
Shipping Income	-403.61
Wholesale Sales	8,431.63
Total Income	**8,058.00**
COST OF GOODS SOLD	
COGS	
COGS - Coffee Costs	4,657.01
COGS - Packaging	567.80
Total COGS	**5,224.81**
Total Cost of Goods Sold	**5,224.81**
GROSS PROFIT	**2,833.19**
EXPENSES	
Advertising & Marketing	
Digital & TV Ads	572.70
Marketing Software & Apps	1,048.91
PR & Marketing Contractors	1,042.45
Promotional Items	1,060.21
SEO	800.00
Total Advertising & Marketing	**4,524.27**
Channel Subscription Fees	
Shopify Fees	1,118.53
Total Channel Subscription Fees	**1,118.53**
Etsy Shop Fees (deleted)	
Listing (deleted)	0.20
Total Etsy Shop Fees (deleted)	**0.20**
Insurance	312.50
Legal & Professional Fees	
Legal Fees	110.00
Total Legal & Professional Fees	**110.00**
Office Expense	
Software & Apps	205.41
Training & Continued Education	90.00
Total Office Expense	**295.41**
Total Expenses	**6,360.91**
NET OPERATING INCOME	**-3,527.72**
OTHER EXPENSES	

	Total
Sales Tax Discount	10.00
Total Other Expenses	**10.00**
NET OTHER INCOME	**-10.00**
NET INCOME	**$ -3,537.72**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-21,137.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-579.52
Channel Clearing Account:Shopify Clearing Account	-2,041.37
BOA Mastercard - 6434	3,407.02
Chase Visa CC - 2466	2,135.28
Short-term business loans	5,071.49
Virginia Department of Taxation Payable	-2.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,990.64**
Net cash provided by operating activities	**-13,147.10**
FINANCING ACTIVITIES	
Owner's Equity	-8,832.13
Owner's Equity:Owner's Draw	-3,575.42
Owner's Equity:Owner's Investments	40,332.13
Retained Earnings	3,575.42
Net cash provided by financing activities	**31,500.00**
NET CASH INCREASE FOR PERIOD	**18,352.90**
Cash at beginning of period	7,501.54
CASH AT END OF PERIOD	**$25,854.44**

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-3,418.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-118.93
Channel Clearing Account	-37.70
Chase Visa CC - 2466	2,208.03
Virginia Department of Taxation Payable	36.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,088.20**
Net cash provided by operating activities	**-1,330.59**
FINANCING ACTIVITIES	
Owner's Equity	8,832.13
Net cash provided by financing activities	**8,832.13**
NET CASH INCREASE FOR PERIOD	**7,501.54**
CASH AT END OF PERIOD	**$7,501.54**

Aerial Resupply, LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended 2021	Year Ended 2022
Balance at January 1	$0	$5,294.41
Net Income	$(3,537.72)	$(21,717.26)
Owner's Equity	$8,832.13	$36,756.71
Owner's Draw	-	$(3,575.42)
Balance at December 31	$5,294.41	$15,077.15

Unaudited

Aerial Resupply, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Aerial Resupply, LLC (the "Company") is a company organized in July 10, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.